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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                        BEN FRANKLIN RETAIL STORES, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                          (Title of Class of Securities

                                    081499105
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages

- --------------------------------------------------------------------------------
CUSIP No.  081499105                   13G                     Page 2 of 6 Pages

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     WECHSLER & CO., INC.
- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)|_|
                                                                        (b)|X|
- --------------------------------------------------------------------------------
3    SEC USE ONLY

- --------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
- --------------------------------------------------------------------------------
NUMBER OF SHARES        5    SOLE VOTING POWER
  BENEFICIALLY
    OWNED BY                 1,172,452 (includes 714,581 shares issuable upon
      EACH                   conversion of convertible notes)
     PERSON             --------------------------------------------------------
    REPORTING           6    SHARED VOTING POWER
      WITH
                             Not Applicable
                        --------------------------------------------------------
                        7    SOLE DISPOSITIVE POWER

                             1,172,452 (includes 714,581 shares issuable upon
                             conversion of convertible notes)
                        --------------------------------------------------------
                        8    SHARED DISPOSITIVE POWER

                             Not Applicable
- --------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,172,452 (includes 714,581 shares issuable upon conversion of convertible notes)
- --------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


- --------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     18.9%
- --------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     BD
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                Page 2 of 6 Pages

- --------------------------------------------------------------------------------
CUSIP No.  081499105                   13G                     Page 3 of 6 Pages
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     NORMAN J. WECHSLER
- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)|_|
                                                                        (b)|X|
- --------------------------------------------------------------------------------
3    SEC USE ONLY

- --------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
- --------------------------------------------------------------------------------
NUMBER OF SHARES        5    SOLE VOTING POWER
  BENEFICIALLY
    OWNED BY                 1,172,452 (includes 714,581 shares issuable upon
      EACH                   conversion of convertible notes)
     PERSON             --------------------------------------------------------
    REPORTING           6    SHARED VOTING POWER
      WITH
                             Not Applicable
                        --------------------------------------------------------
                        7    SOLE DISPOSITIVE POWER

                             1,172,452 (includes 714,581 shares issuable upon
                             conversion of convertible notes)
                        --------------------------------------------------------
                        8    SHARED DISPOSITIVE POWER

                             Not Applicable
- --------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,172,452 (includes 714,581 shares issuable upon conversion of convertible notes)
- --------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


- --------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     18.9%
- --------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     IN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                Page 3 of 6 Pages

                                  SCHEDULE 13G

Item 1(a).   Name of Issuer:

             BEN FRANKLIN RETAIL STORES, INC.

Item 1(b).   Address of Issuer's Principal Executive Offices:

             500 E. North Avenue
             Carol Stream, Illinois 60188-2168

Item 2(a).   Name of Person Filing:

             This Schedule 13G is filed on behalf of (i) Wechsler & Co., Inc., and (ii) Norman J. Wechsler (each a "Reporting Person" and collectively, the

             "Reporting Persons").

Item 2(b).   Address of Principal Business Office or, If None, Residence:

             Suite 310
             105 South Bedford Road,
             Mount Kisco, New York  10549

Item 2(c).   Citizenship:

             Wechsler & Co., Inc. is a New York corporation and
             Norman J. Wechsler is a United States citizen.

Item 2(d).   Title of Class of Securities:

             Common Stock, par value $.01 per share.

Item 2(e).   CUSIP Number:

             081499105

Item 3.      Type of Reporting Person:

             (a) Wechsler & Co., Inc. is a broker/dealer registered under
             Section 15 of the Securities Exchange Act of 1934 (the "Act"). Mr. Wechsler is the majority stockholder, Chairman of the Board and President of Wechsler & Co., Inc. and, accordingly, would likely be considered the beneficial owner of securities beneficially owned by Wechsler & Co., Inc. Mr. Wechsler's beneficial ownership of the Common Stock of the Issuer does not exceed 1% of such class of securities of the

                                Page 4 of 6 Pages

             Issuer, exclusive of Common Stock beneficially owned by Wechsler & Co., Inc. All of such equity securities of the Issuer beneficially owned by the Reporting Persons were acquired in the ordinary course of business and not with the purpose nor with the effect of changing or influencing the control of the Issuer, nor in connection with or as a participant in any transaction having such effect, including any transaction subject to Rule 13d-3(b) promulgated under the Act.

             (b)-(h):  Not applicable

Item 4.      Ownership:

             (a) Amount Beneficially Owned:

             Each Reporting Person beneficially owns 1,172,452 shares of Common Stock, which amount includes 714,581 shares issuable upon conversion of $5,538,000 principal amount of 7-1/2% Convertible Subordinated Notes Due June 1, 2003 (the "Notes") of the Issuer.

             (b) Percentage of Class:

                 18.9%

               (c) Number of Shares as to Which Such Person Has:

                   (i)    sole power to vote or direct the vote:

                          1,172,452 shares (giving effect to the conversion of $5,538,000 principal amount of Notes).

                   (ii)   shared power to vote or direct the vote:

                          not applicable.

                   (iii)  sole power to dispose or direct the disposition of:

                          1,172,452 shares (giving effect to the conversion of $5,538,000 principal amount of Notes).

                   (iv) shared power to dispose or direct the disposition of:

                          not applicable.

                                Page 5 of 6 Pages

Items 5-9.   Not applicable.

Item 10.     Certification:

             By signing below, each of the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                   SIGNATURES

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May  7, 1996

                                        WECHSLER & CO., INC.

                                        By:  /s/ Norman J. Wechsler
                                             ---------------------------
                                             Norman J. Wechsler,
                                             Chairman of the Board
                                               & President

                                             /s/ Norman J. Wechsler
                                             ---------------------------
                                             Norman J. Wechsler

                                Page 6 of 6 Pages